

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Stephen P. Smith
President
Columbia Pipeline Group, Inc.
5151 San Felipe Street, Suite 2500
Houston, Texas 77056

>    **Re:     Columbia Pipeline Group, Inc.**
>    **Registration Statement on Form 10**
>    **Filed February 6, 2015**
>    **File No. 001-36838**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.  Please revise the disclosure throughout your filing regarding the current status of the MLP registration statement. In this regard, we note statements throughout your filing that "[t]he MLP has filed a registration statement with the SEC that is not yet effective (Registration No. 333-198990)". However, it appears that this registration statement has been declared effective.

2.  Please expand your discussion of the "special dividend" to be paid to NiSource upon completion of the Separation to quantify the amount to be paid and the rationale for such payment.  In this regard, we note references to the special dividend throughout your filing.

Summary

The Separation, page 13

3.  Please disclose, in this section or in another subheading in this summary, the amount that NiSource will receive in conjunction with this offering, including all payments, compensation or the value of any equity that NiSource or its directors or executive officer of each received or will receive in connection with the offering.

4.  Please expand the disclosure in this section or cross-reference to the appropriate section of your filing and discuss the material assets and liabilities that will be transferred to you by NiSource.

Agreements with NiSource Relating to the Separation

Transition Services Agreements, page 141

5.  Please provide the approximate estimated amount that you will incur as part of this agreement. In this regard, we note your disclosure in this section that "NiSource and CPG will perform the transition services in the manner and at the level of service substantially similar to that immediately prior to the Distribution."

Management's Discussion & Analysis

How we Evaluate our Operations, page 159

6.  We note your reference here to key measures including the "level of firm capacity subscribed." Please address in your disclosure the fact that such contracts have a remaining "weighted average remaining contract life of 5.2 years" as of December 31, 2013 and to what extent the company intends to improve upon this measure.

Liquidity and Capital Resources, page 166

7.  It appears that prior to the Separation, you will be issuing "a significant amount of new senior indebtedness" related to senior unsecured notes. Please update your disclosures to include any relevant material terms.

Columbia Pipeline Group, Inc. Predecessor Financial Statements for the Period Ended September 30, 2014

General

8.  Please amend your filing to provide financial statements for Columbia Pipeline Group, Inc. and its predecessor that comply with Rule 3-12 of Regulation S-X at the date the registration statement becomes effective.

9.  We note disclosure elsewhere in your filing that prior to the separation, you expect to pay a special dividend to NiSource.  Please tell us how you considered the applicability of SAB Topic 1:B.3 to your most recent period of financial statements.

Note 5. Goodwill, page F-22

10. We note disclosure throughout your filing that "Columbia Gas Transmission Operations, substantially all of which is included in the Predecessor, has been determined to be a reporting unit."  We have the following comments:

    *   Please define the term Columbia Gas Transmission Operations and clarify how it relates to the diagram of your ownership structure on page 3 of your filing.

    *   Please tell us whether the predecessor has any reporting units other than Columbia Gas Transmission Operations.

    *   Since it appears from your disclosure that not all of Columbia Gas Transmission Operations was included in the predecessor, please explain to us how it is appropriate for this to be a reporting unit for the predecessor.

    *   Please tell us what your reporting units will be following the separation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director